Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group to Issue NVCC Preferred Shares

September 4, 2018 TORONTO - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) today announced a domestic public offering of Non-Cumulative 5-Year Rate Reset Preferred Shares (non-viability contingent capital (NVCC)), Series 20 (the “Series 20 Shares”).

TD has entered into an agreement with a group of underwriters led by TD Securities Inc. to issue, on a bought deal basis, 10 million Series 20 Shares at a price of $25.00 per share to raise gross proceeds of $250 million. TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series 20 Shares. This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing.

The Series 20 Shares will yield 4.75% annually, with dividends payable quarterly, as and when declared by the Board of Directors of TD, for the initial period ending October 31, 2023. Thereafter, the dividend rate will reset every five years at a level of 2.59% over the then five-year Government of Canada bond yield.

Subject to regulatory approval, on October 31, 2023 and on October 31 every 5 years thereafter, TD may redeem the Series 20 Shares, in whole or in part, at $25.00 per share. Subject to TD's right of redemption and certain other conditions, holders of the Series 20 Shares will have the right to convert their shares into Non-Cumulative Floating Rate Preferred Shares (NVCC), Series 21 (the “Series 21 Shares”), on October 31, 2023, and on October 31 every five years thereafter. Holders of the Series 21 Shares will be entitled to receive quarterly floating rate dividends, as and when declared by the Board of Directors of TD, equal to the three-month Government of Canada Treasury Bill yield plus 2.59%.

The expected closing date is September 13, 2018. TD will make an application to list the Series 20 Shares as of the closing date on the Toronto Stock Exchange. The net proceeds of the offering will be used for general corporate purposes.

The Series 20 Shares and Series 21 Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on July 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Gillian Manning

Investor Relations

416-308-9030

Heather Reinsborough

Media Relations, Corporate & Public Affairs

416-413-3433